Invesco Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

June 27, 2018

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Exchange-Traded Fund Trust II—Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Invesco Exchange-Traded Fund Trust II (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-138490 and 811-21977) relating to Invesco DWA Tactical International Rotation ETF (formerly, PowerShares DWA Tactical International Rotation Portfolio), a series of the Trust (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
538	April 1, 2016	0001193125-16-527468
542	June 14, 2016	0001193125-16-620827
546	July 13, 2016	0001193125-16-646936
549	August 11, 2016	0001193125-16-678902
554	September 9, 2016	0001193125-16-706115
559	October 7, 2016	0001193125-16-733579
563	November 4, 2016	0001193125-16-759719
572	December 2, 2016	0001193125-16-783379
577	December 29, 2016	0001193125-16-806430
584	January 27, 2017	0001193125-17-021035
587	February 24, 2017	0001193125-17-055648
591	March 24, 2017	0001193125-17-094908
600	April 21, 2017	0001193125-17-132047
604	May 19, 2017	0001193125-17-176135
608	June 16, 2017	0001193125-17-205455
616	July 14, 2017	0001193125-17-228269
619	August 11, 2017	0001193125-17-255517
623	September 8, 2017	0001193125-17-280114
631	October 6, 2017	0001193125-17-305289
637	November 3, 2017	0001193125-17-332202
641	December 1, 2017	0001193125-17-358585
645	December 29, 2017	0001193125-17-382729
650	January 26, 2018	0001193125-18-021095
656	February 23, 2018	0001193125-18-055339
665	March 23, 2018	0001193125-18-093321
673	April 20, 2018	0001193125-18-124080
684	May 18, 2018	0001193125-18-167370
689	June 15, 2018	0001193125-18-194318

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with the Amendments. If you have any questions, please contact Mark Greer at (312) 964-3505. Thank you.

Very truly yours,

Invesco Exchange-Traded Fund Trust II

By:	/s/ Anna Paglia
Anna Paglia
Secretary